EXHIBIT 99.1

Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTION IN RELATION TO

THE 2011 ASSET MANAGEMENT AGREEMENT

This is a voluntary announcement made by the Company.

AMC entered into with CLIC the 2011 Asset Management Agreement on December 29, 2011.

AMC is a non wholly-owned subsidiary of the Company. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. Given that the relevant percentage ratios represented by the annual consideration payable for the Continuing Connected Transaction are less than 0.1%, the Continuing Connected Transaction is exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

This is a voluntary announcement made by the Company.

INTRODUCTION

Reference is made to the announcement of the Company dated December 30, 2008 in relation to, among others, the 2008 Asset Management Agreement entered into between AMC and CLIC on the same day and the continuing connected transaction contemplated thereunder. The 2008 Asset Management Agreement will expire on December 31, 2011.

AMC entered into with CLIC the 2011 Asset Management Agreement on December 29, 2011.

Commission File Number 001-31914

AMC is a non wholly-owned subsidiary of the Company. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. Given that the relevant percentage ratios represented by the annual consideration payable for the Continuing Connected Transaction are less than 0.1%, the Continuing Connected Transaction is exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

DETAILS OF THE CONTINUING CONNECTED TRANSACTION

2011 Asset Management Agreement

AMC entered into with CLIC the 2011 Asset Management Agreement on December 29, 2011.

Scope of services

In accordance with the 2011 Asset Management Agreement, AMC agrees to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC has the right to establish, amend and change the investment guidelines (relating to the purpose, scope, strategic investment allocation, forecast of cash inflow and outflow, liquidity requirement and risk control requirement), as needed. CLIC also has the right to monitor the investment management activities of AMC.

Service fee

In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by CLIC under the 2011 Asset Management Agreement, CLIC agreed to pay AMC a base service fee for asset management in cash at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, the principals and interests of debt investment plan and the book balance of the investment in China Southern Power Grid) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12.

After the end of each fiscal year, CLIC will evaluate the investment return with respect to the assets entrusted to AMC in the previous year, and adjust the base service fee for asset management by reference to the actual and targeted investment return.

The service fee for the debt investment plan will be determined by the parties based on the evaluation of individual project conditions.

The service fees under the 2011 Asset Management Agreement were determined by CLIC and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Commission File Number 001-31914

Term and termination

The 2011 Asset Management Agreement will become effective upon signing and affixing of company seal by both parties, their legal representatives or authorized representatives, and expire on December 31, 2014. The parties will negotiate the renewal of the agreement 90 days prior to its expiry. The entrustment term stipulated in the 2011 Asset Management Agreement is from January 1, 2012 to December 31, 2014.

Cap Amount

Historical figures

The service fees paid by CLIC to AMC pursuant to the 2008 Asset Management Agreement for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011 are as follows:

September 30,
Amount of Service Fees Paid
Period	(RMB in million)

Year ended December 31, 2009	112
Year ended December 31, 2010	123
Six months ended June 30, 2011	64

Cap Amount

The annual caps in respect of the service fees to be paid by CLIC to AMC under the 2011 Asset Management Agreement for the three years ending December 31, 2014 are RMB300 million, RMB310 million and RMB320 million, respectively.

In determining the above annual caps, the parties have taken into account the historical figures and the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTION

The Directors are of the view that the Continuing Connection Transaction will enable AMC to capitalize on its operational advantages and help realize the effective allocation and utilization of current resources, thereby raising the profitability of the Company and its subsidiaries which is in line with the long-term interests of the Company and its shareholders.

Mr Yuan Li, Mr. Miao Jianmin, Mr. Wan Feng, Mr. Shi Guoqing and Ms. Zhuang Zuojin hold positions in CLIC and have abstained from voting on the board resolution passed to approve the Continuing Connected Transaction. Save as disclosed above, no other Director is regarded as having a material interest in the Continuing Connected Transaction, and hence no other Director has abstained from voting on the board resolution to approve the Continuing Connected Transaction.

Commission File Number 001-31914

The Directors, including the independent non-executive Directors, are of the view that the Continuing Connected Transaction has been conducted on normal commercial terms, was entered into in the ordinary and usual course of business of the Company, is fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for the Continuing Connected Transaction are fair and reasonable.

INFORMATION ON AMC AND CLIC

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.

CLIC, being the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2008 Asset Management Agreement”	the asset management agreement entered into between AMC and CLIC on December 30, 2008

“2011 Asset Management Agreement”	the asset management agreement entered into between AMC and CLIC on December 29, 2011

“AMC”	(China Life Asset Management Company Limited), a 60% owned subsidiary of the Company

“Board”	the board of Directors of the Company

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Continuing Connected Transaction”	the continuing connected transaction contemplated under the 2011 Asset Management Agreement

Commission File Number 001-31914

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, December 29, 2011

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh